Exhibit 99.7
Form of Releases to Stock Exchanges and Advertisement

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2017 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2017	2017	2016	2017	2016	2017
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	17,567	17,078	17,310	34,645	34,091	68,484
Other income, net	883	814	760	1,697	1,513	3,080
Total Income	18,450	17,892	18,070	36,342	35,604	71,564
Expenses
Employee benefit expenses	9,604	9,366	9,648	18,970	18,930	37,659
Cost of technical sub-contractors	1,089	1,061	940	2,150	1,857	3,833
Travel expenses	480	527	520	1,008	1,260	2,235
Cost of software packages and others	492	440	381	932	657	1,597
Communication expenses	131	125	136	255	256	549
Consultancy and professional charges	269	246	165	515	340	763
Depreciation and amortisation expenses	456	450	424	906	824	1,703
Other expenses	800	752	787	1,552	1,612	3,244
Total expenses	13,321	12,967	13,001	26,288	25,736	51,583
Profit before non-controlling interest / share in net profit / (loss) of associate	5,129	4,925	5,069	10,054	9,868	19,981
Share in net profit/(loss) of associate	–	–	(3)	–	(5)	(12)
Write-down of investment in associate*	–	(71)	–	(71)	–	(18)
Profit before tax	5,129	4,854	5,066	9,983	9,863	19,951
Tax expense:
Current tax	1,471	1,499	1,469	2,971	2,936	5,653
Deferred tax	(68)	(128)	(9)	(197)	(114)	(55)
Profit for the period	3,726	3,483	3,606	7,209	7,041	14,353
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset	6	(3)	(40)	3	(57)	(45)
Equity instruments through other comprehensive income, net	–	–	–	–	–	(5)
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	20	(66)	2	(46)	2	39
Exchange differences on translation of foreign operations	100	107	(51)	207	(13)	(257)
Fair value changes on investments, net	12	27	–	39	–	(10)
Total other comprehensive income, net of tax	138	65	(89)	203	(68)	(278)
Total comprehensive income for the period	3,864	3,548	3,517	7,412	6,973	14,075
Paid up share capital (par value 5/- each, fully paid)	1,144	1,144	1,144	1,144	1,144	1,144
Other equity	67,838	67,838	60,600	67,838	60,600	67,838
Earnings per equity share (par value 5/- each)**
Basic ()	16.30	15.24	15.77	31.54	30.81	62.80
Diluted ()	16.29	15.23	15.77	31.51	30.80	62.77

*	During the quarter ended June 30, 2017, the Company has written down the entire carrying value of the investment in its associate DWA Nova LLC amounting to 71 crore. The write-down in the carrying value of investment in associate DWA Nova LLC during the quarter and year ended March 31, 2017 was 18 crore.

**	EPS is not annualized for the quarter and half year ended September 30, 2017, quarter ended June 30, 2017 and quarter and half year ended September 30, 2016.

Notes:

1.	The audited interim consolidated financial statements for the quarter and half-year ended September 30, 2017 have been taken on record by the Board of Directors at its meeting held on October 24, 2017. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unqualified audit opinion. Amounts for the quarter and half year ended September 30, 2016 and year ended March 31, 2017 were audited by previous auditors - B S R & Co LLP. The information presented above is extracted from the audited interim consolidated financial statements. The interim consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016.

2.	Management and Board changes during the quarter ended September 30, 2017

	1.	On August 18, 2017 :

Dr. Vishal Sikka resigned as the Chief Executive Officer and Managing Director of the Company and subsequently resigned as the Executive Vice-Chairman of the Board with effect from August 24, 2017.

The Board appointed U.B. Pravin Rao as the Interim-Chief Executive Officer and Managing Director with immediate effect. Shareholders have approved the appointment of Managing Director vide Postal Ballot concluded on October 7, 2017.

	2.	On August 24, 2017:

The Board appointed Nandan M. Nilekani as the Non-Executive, Non-Independent Chairman of the Board with immediate effect. Shareholders have approved the appointment vide Postal Ballot concluded on October 7, 2017.

R. Seshasayee resigned as the Chairman of the Board with immediate effect.

Ravi Venkatesan resigned from his position as the Co-Chairman of the Board and continues to be the independent member of the Board.

Prof. Jeffrey Lehman resigned as the member of the Board with immediate effect.

Prof. John Etchemendy resigned as the member of the Board with immediate effect.

3.	Other matters

Appointed D. Sundaram as the Chairperson of the Audit Committee with effect from October 24, 2017.

4.	Acquisiton of Brilliant Basics

On September 8, 2017, Infosys acquired 100% of the voting interests in Brilliant Basics Holdings Limited., UK (Brilliant Basics) a product design and customer experience innovator with experience in executing global programs. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $4 million (29 crore), contingent consideration of up to $3 million (up to 20 crore) and an additional consideration of $2 million (13 crore), referred to as retention bonus, payable to the employees of Brilliant Basics at each anniversary year over the next two years, subject to their continuous employment with the group at each anniversary.

5.	Update on Capital Allocation Policy

The Board, at its meeting on August 19, 2017, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of 5/- each from the eligible equity shareholders of the Company for an amount not exceeding 13,000 crore (approximately $2 billion). The Buyback offer comprises a purchase of upto 113,043,478 Equity Shares aggregating upto 4.92% of the paid-up equity share capital of the Company at a price of 1,150/- per Equity share. The buyback is proposed to be made from all eligible equity shareholders (including those who become equity shareholders as on the Record date by cancelling American Depository Shares and withdrawing underlying Equity shares) of the Company as on the Record Date (i.e. November 1, 2017) on a proportionate basis through the "Tender offer" route. The shareholders approved the said proposal of Buyback of Equity Shares through the postal ballot concluded on October 7, 2017. The Company has published a Public Announcement on October 10, 2017 for the buyback of its shares through a tender offer and has submitted the Draft Letter of Offer to regulatory authorities for their comments.

6.	Information on dividends for the quarter and half-year ended September 30, 2017

The Board declared an interim dividend of 13/- per equity share. The record date for the payment of interim dividend is November 1, 2017. The interim dividend will be paid on November 4, 2017. The interim dividend declared in the previous year was 11/- per equity share.

(in )

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2017	2017	2016	2017	2016	2017
Dividend per share (par value 5/- each)
Interim dividend	13.00	–	11.00	13.00	11.00	11.00
Final dividend	–	–	–	–	–	14.75

7. Consolidated statement of assets and liabilities

(in crore)

Particulars	As at
	September 30, 2017	March 31, 2017
ASSETS
Non-current assets
Property, plant and equipment	9,507	9,751
Capital work-in-progress	1,849	1,365
Goodwill	3,788	3,652
Other Intangible assets	700	776
Investment in associate	–	71
Financial assets:
Investments	6,169	6,382
Loans	40	29
Other financial assets	307	309
Deferred tax assets (net)	724	540
Income tax assets (net)	6,239	5,716
Other non-current assets	920	1,059
Total non-current assets	30,243	29,650
Current assets
Financial assets
Investments	12,122	9,970
Trade receivables	13,423	12,322
Cash and cash equivalents	23,339	22,625
Loans	245	272
Other financial assets	6,447	5,980
Other current assets	2,659	2,536
Total current assets	58,235	53,705
Total assets	88,478	83,355
EQUITY AND LIABILITIES
Equity
Equity share capital	1,144	1,144
Other equity	71,226	67,838
Total equity attributable to equity holders of the Company	72,370	68,982
Non-controlling interests	–	–
Total equity	72,370	68,982
Liabilities
Non-current liabilities
Financial liabilities
Other financial liabilities	52	70
Deferred tax liabilities (net)	188	207
Other non-current liabilities	82	83
Total non-current liabilities	322	360
Current liabilities
Financial liabilities
Trade payables	538	367
Other financial liabilities	7,047	6,349
Other current liabilities	3,214	3,007
Provisions	417	405
Income tax liabilities (net)	4,570	3,885
Total current liabilities	15,786	14,013
Total equity and liabilities	88,478	83,355

The disclosure is an extract of the audited Consolidated Balance Sheet as at September 30, 2017 and March 31, 2017 prepared in compliance with the Indian Accounting Standards (Ind-AS).

8. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2017	2017	2016	2017	2016	2017
Revenue from operations	15,356	14,971	15,000	30,326	29,420	59,289
Profit before tax	4,880	4,716	4,812	9,597	9,271	18,938
Profit for the period	3,579	3,415	3,476	6,994	6,656	13,818

Note: The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim condensed financial statements as stated.

9. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2017	2017	2016	2017	2016	2017
Revenue by business segment
Financial Services (FS)	4,718	4,594	4,686	9,312	9,237	18,555
Manufacturing (MFG)	1,916	1,863	1,853	3,779	3,696	7,507
Energy & utilities, Communication and Services (ECS)	4,122	3,957	3,864	8,079	7,583	15,430
Retail, Consumer packaged goods and Logistics (RCL)	2,742	2,695	2,833	5,437	5,694	11,225
Life Sciences, Healthcare and Insurance (HILIFE)	2,301	2,170	2,089	4,471	4,093	8,437
Hi-Tech	1,254	1,235	1,339	2,489	2,661	5,122
All other segments	514	564	646	1,078	1,127	2,208
Total	17,567	17,078	17,310	34,645	34,091	68,484
Less: Inter-segment revenue	–	–	–	–	–	–
Net revenue from operations	17,567	17,078	17,310	34,645	34,091	68,484
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (FS)	1,337	1,295	1,295	2,632	2,561	5,209
Manufacturing (MFG)	452	424	469	876	920	1,848
Energy & utilities, Communication and Services (ECS)	1,113	1,073	1,122	2,186	2,189	4,431
Retail, Consumer packaged goods and Logistics (RCL)	798	775	826	1,573	1,628	3,249
Life Sciences, Healthcare and Insurance (HILIFE)	609	598	558	1,207	1,080	2,308
Hi-Tech	314	273	342	588	662	1,277
All other segments	80	124	123	204	144	292
Total	4,703	4,562	4,735	9,266	9,184	18,614
Less: Other unallocable expenditure	457	451	426	909	829	1,713
Add: Unallocable other income	883	814	760	1,697	1,513	3,080
Add: Share in net profit/(loss) of associate	–	–	(3)	–	(5)	(12)
Less: Write-down of investment in associate	–	71	–	71	–	18
Profit before tax and non-controlling interests	5,129	4,854	5,066	9,983	9,863	19,951

Notes on segment information

Business segments

Based on the "management approach" as defined in Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

By order of the Board for Infosys Limited
Bengaluru, India October 24, 2017	U. B. Pravin Rao Interim-Chief Executive Officer and Managing Director

The Board has also taken on record the unaudited condensed consolidated results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2017, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2017	2017	2016	2017	2016	2017
Revenues	2,728	2,651	2,587	5,379	5,088	10,208
Cost of sales	1,743	1,692	1,638	3,435	3,231	6,446
Gross profit	985	959	949	1,944	1,857	3,762
Net profit	578	541	539	1,119	1,050	2,140
Earnings per equity share *
Basic	0.25	0.24	0.24	0.49	0.46	0.94
Diluted	0.25	0.24	0.24	0.49	0.46	0.94
Total assets	13,551	13,178	11,875	13,551	11,875	12,854
Cash and cash equivalents including current investments	5,428	5,184	5,086	5,428	5,086	5,027

* EPS is not annualized for the quarter and half year ended September 30, 2017, quarter ended June 30, 2017 and quarter and half year ended September 30, 2016.

Certain statements in these releases concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time-frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring Companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2017. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of these results is October 24, 2017, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Extract of audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2017, prepared in compliance with the Indian Accounting Standards (Ind-AS)

( in crore except equity share data)

Particulars	Quarter ended September 30,	Half-year ended September 30,	Quarter ended September 30,
	2017	2017	2016
Revenue from operations	17,567	34,645	17,310
Profit before tax	5,129	9,983	5,066
Net profit after tax	3,726	7,209	3,606
Total comprehensive income for the period (comprising profit for the period after tax and other comprehensive income after tax)	3,864	7,412	3,517
Paid-up equity share capital (par value 5/- each, fully paid)	1,144	1,144	1,144
Other equity	67,838	67,838	60,600
Earnings per share (par value 5/- each) *
Basic	16.30	31.54	15.77
Diluted	16.29	31.51	15.77

Note: During the quarter ended June 30, 2017, the Company has written down the entire carrying value of the investment in its associate DWA Nova LLC amounting to 71 crore. The write-down in the carrying value of investment in associate DWA Nova LLC during the quarter and year ended March 31, 2017 was 18 crore.

* EPS is not annualized

Notes:

1.	The audited interim consolidated financial statements for the quarter and half-year ended September 30, 2017 have been taken on record by the Board of Directors at its meeting held on October 24, 2017. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unqualified audit opinion. Amounts for the quarter ended September 30, 2016 and year ended March 31, 2017 were audited by previous auditors - B S R & Co LLP. The information presented above is extracted from the audited interim consolidated financial statements. The interim consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016.

2.	Management and Board changes during the quarter ended September 30, 2017

	1.	On August 18, 2017 :

Dr. Vishal Sikka resigned as the Chief Executive Officer and Managing Director of the Company and subsequently resigned as the Executive Vice-Chairman of the Board with effect from August 24, 2017.

The Board appointed U.B. Pravin Rao as the Interim-Chief Executive Officer and Managing Director with immediate effect. Shareholders have approved the appointment of Managing Director vide Postal Ballot concluded on October 7, 2017.

	2.	On August 24, 2017:

The Board appointed Nandan M. Nilekani as the Non-Executive, Non-Independent Chairman of the Board with immediate effect. Shareholders have approved the appointment vide Postal Ballot concluded on October 7, 2017.

R. Seshasayee resigned as the Chairman of the Board with immediate effect.

Ravi Venkatesan resigned from his position as the Co-Chairman of the Board and continues to be the independent member of the Board.

Prof. Jeffrey Lehman resigned as the member of the Board with immediate effect.

Prof. John Etchemendy resigned as the member of the Board with immediate effect.

3.	Other matters

Appointed D. Sundaram as the Chairperson of the Audit Committee with effect from October 24, 2017.

4.	Acquisiton of Brilliant Basics

On September 8, 2017, Infosys acquired 100% of the voting interests in Brilliant Basics Holdings Limited., UK (Brilliant Basics) a product design and customer experience innovator with experience in executing global programs. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $4 million (29 crore), contingent consideration of up to $3 million (up to 20 crore) and an additional consideration of $2 million (13 crore), referred to as retention bonus, payable to the employees of Brilliant Basics at each anniversary year over the next two years, subject to their continuous employment with the group at each anniversary.

5.	Update on Capital Allocation Policy

The Board, at its meeting on August 19, 2017, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of 5/- each from the eligible equity shareholders of the Company for an amount not exceeding 13,000 crore (approximately $2 billion). The Buyback offer comprises a purchase of upto 113,043,478 Equity Shares aggregating upto 4.92% of the paid-up equity share capital of the Company at a price of 1,150/- per Equity share. The buyback is proposed to be made from all eligible equity shareholders (including those who become equity shareholders as on the Record date by cancelling American Depository Shares and withdrawing underlying Equity shares) of the Company as on the Record Date (i.e. November 1, 2017) on a proportionate basis through the "Tender offer" route. The shareholders approved the said proposal of Buyback of Equity Shares through the postal ballot concluded on October 7, 2017. The Company has published a Public Announcement on October 10, 2017 for the buyback of its shares through a tender offer and has submitted the Draft Letter of Offer to regulatory authorities for their comments.

6.	Information on dividends for the quarter and half-year ended September 30, 2017

The Board declared an interim dividend of 13/- per equity share. The record date for the payment of interim dividend is November 1, 2017. The interim dividend will be paid on November 4, 2017. The interim dividend declared in the previous year was 11/- per equity share.

  (in )

Particulars	Quarter ended September 30,	Half-year ended September 30,	Quarter ended September 30,
	2017	2017	2016
Dividend per share (par value 5/- each)
Interim dividend	13.00	13.00	11.00
Final dividend	–	–	–

7. Audited financial results of Infosys Limited (Standalone information)

  (in crore)

Particulars	Quarter ended September 30,	Half-year ended September 30,	Quarter ended September 30,
	2017	2017	2016
Revenue from operations	15,356	30,326	15,000
Profit before tax	4,880	9,597	4,812
Profit for the period	3,579	6,994	3,476

The above is an extract of the detailed format of Quarterly audited financial results filed with Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Stock Exchange websites, www.nseindia.com and www.bseindia.com, and on the Company's website, www.infosys.com.

Certain statements in these releases concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time-frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2017. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of these results is October 24, 2017, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Audited financial results of Infosys Limited for the quarter and half-year ended September 30, 2017 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter Ended September 30,	Quarter Ended June 30,	Quarter Ended September 30,	Half-year Ended September 30,		Year Ended March 31,
	2017	2017	2016	2017	2016	2017
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	15,356	14,971	15,000	30,326	29,420	59,289
Other income, net	849	723	763	1,573	1,525	3,062
Total income	16,205	15,694	15,763	31,899	30,945	62,351
Expenses
Employee benefit expenses	8,015	7,752	7,939	15,766	15,544	30,944
Cost of technical sub-contractors	1,377	1,334	1,183	2,712	2,319	4,809
Travel expenses	353	391	364	744	940	1,638
Cost of software packages and others	320	314	312	635	536	1,235
Communication expenses	87	83	90	170	172	372
Consultancy and professional charges	218	185	119	402	238	538
Depreciation and amortisation expense	347	343	338	690	657	1,331
Other expenses	608	576	606	1,183	1,268	2,546
Total expenses	11,325	10,978	10,951	22,302	21,674	43,413
Profit before tax	4,880	4,716	4,812	9,597	9,271	18,938
Tax expense:
Current tax	1,346	1,394	1,327	2,741	2,640	5,068
Deferred tax	(45)	(93)	9	(138)	(25)	52
Profit for the period	3,579	3,415	3,476	6,994	6,656	13,818
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability / asset	6	(2)	(35)	4	(52)	(42)
Equity instruments through other comprehensive income, net	–	–	–	–	–	(5)
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	20	(66)	2	(46)	2	39
Fair value changes on investments, net	11	25	–	36	–	(10)

Total other comprehensive income, net of tax	37	(43)	(33)	(6)	(50)	(18)

Total comprehensive income for the period	3,616	3,372	3,443	6,988	6,606	13,800
Paid-up share capital (par value 5/- each fully paid)	1,148	1,148	1,148	1,148	1,148	1,148
Other Equity	66,869	66,869	59,934	66,869	59,934	66,869
Earnings per equity share ( par value 5 /- each) *
Basic ()	15.58	14.87	15.13	30.45	28.98	60.16
Diluted ()	15.58	14.86	15.13	30.44	28.98	60.15

* EPS is not annualized for the quarter and half year ended September 30, 2017, quarter ended June 30, 2017 and quarter and half year ended September 30, 2016.

Notes:

1.	The audited interim condensed financial statements for the quarter and half-year ended September 30, 2017 have been taken on record by the Board of Directors at its meeting held on October 24, 2017. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unqualified audit opinion. Amounts for the quarter and half year ended September 30, 2016 and year ended March 31, 2017 were audited by previous auditors - B S R & Co LLP. The information presented above is extracted from the audited interim condensed financial statements. The interim condensed financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016.

2.	Management and Board changes during the quarter ended September 30, 2017

	1.	On August 18, 2017 :

Dr. Vishal Sikka resigned as the Chief Executive Officer and Managing Director of the Company and subsequently resigned as the Executive Vice-Chairman of the Board with effect from August 24, 2017.

The Board appointed U.B. Pravin Rao as the Interim-Chief Executive Officer and Managing Director with immediate effect. Shareholders have approved the appointment of Managing Director vide Postal Ballot concluded on October 7, 2017.

	2.	On August 24, 2017:

The Board appointed Nandan M. Nilekani as the Non-Executive, Non-Independent Chairman of the Board with immediate effect. Shareholders have approved the appointment vide Postal Ballot concluded on October 7, 2017.

R. Seshasayee resigned as the Chairman of the Board with immediate effect.

Ravi Venkatesan resigned from his position as the Co-Chairman of the Board and continues to be the independent member of the Board.

Prof. Jeffrey Lehman resigned as the member of the Board with immediate effect.

Prof. John Etchemendy resigned as the member of the Board with immediate effect.

3.	Other matters

Appointed D. Sundaram as the Chairperson of the Audit Committee with effect from October 24, 2017.

4.	Acquisiton of Brilliant Basics

On September 8, 2017, Infosys acquired 100% of the voting interests in Brilliant Basics Holdings Limited., UK (Brilliant Basics) a product design and customer experience innovator with experience in executing global programs. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $4 million (29 crore), contingent consideration of up to $3 million (up to 20 crore) and an additional consideration of $2 million (13 crore), referred to as retention bonus, payable to the employees of Brilliant Basics at each anniversary year over the next two years, subject to their continuous employment with the group at each anniversary.

5.	Update on Capital Allocation Policy

The Board, at its meeting on August 19, 2017, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of 5/- each from the eligible equity shareholders of the Company for an amount not exceeding 13,000 crore (approximately $2 billion). The Buyback offer comprises a purchase of upto 113,043,478 Equity Shares aggregating upto 4.92% of the paid-up equity share capital of the Company at a price of 1,150/- per Equity share. The buyback is proposed to be made from all eligible equity shareholders (including those who become equity shareholders as on the Record date by cancelling American Depository Shares and withdrawing underlying Equity shares) of the Company as on the Record Date (i.e. November 1, 2017) on a proportionate basis through the "Tender offer" route. The shareholders approved the said proposal of Buyback of Equity Shares through the postal ballot concluded on October 7, 2017. The Company has published a Public Announcement on October 10, 2017 for the buyback of its shares through a tender offer and has submitted the Draft Letter of Offer to regulatory authorities for their comments.

6.	Information on dividends for the quarter and half-year ended September 30, 2017

The Board declared an interim dividend of 13/- per equity share. The record date for the payment of interim dividend is November 1, 2017. The interim dividend will be paid on November 4, 2017. The interim dividend declared in the previous year was 11/- per equity share.

(in )

Particulars	Quarter Ended September 30,	Quarter Ended June 30,	Quarter Ended September 30,	Half-year Ended September 30,		Year Ended March 31,
	2017	2017	2016	2017	2016	2017
Dividend per share (par value 5/- each)
Interim dividend	13.00	–	11.00	13.00	11.00	11.00
Final dividend	–	–	–	–	–	14.75

7. Statement of assets and liabilities (Standalone-Audited)

(in crore)

Particulars	As at
	September 30, 2017	March 31, 2017
ASSETS
Non-current assets
Property, plant and equipment	8,361	8,605
Capital work-in-progress	1,680	1,247
Intangible assets	–	–
Financial assets
Investments	15,047	15,334
Loans	23	5
Other financial assets	216	216
Deferred tax assets (net)	494	346
Income tax assets (net)	5,884	5,454
Other non-current assets	844	996
Total non - current assets	32,549	32,203
Current assets
Financial assets
Investments	11,208	9,643
Trade receivables	12,304	10,960
Cash and cash equivalents	19,877	19,153
Loans	392	310
Other financial assets	5,708	5,403
Other current assets	2,413	2,213
Total current assets	51,902	47,682
Total assets	84,451	79,885
EQUITY AND LIABILITIES
Equity
Equity share capital	1,148	1,148
Other equity	69,816	66,869
Total equity	70,964	68,017
LIABILITIES
Non-current liabilities
Financial liabilities
Other financial liabilities	12	40
Other non-current liabilties	39	42
Deferred tax liabilities (net)	3	–
Total non - current liabilities	54	82
Current liabilities
Financial liabilities
Trade payables	687	269
Other financial liabilities	5,432	5,056
Other current liabilities	2,526	2,349
Provisions	362	350
Income tax liabilities (net)	4,426	3,762
Total current liabilities	13,433	11,786
Total equity and liabilities	84,451	79,885

The disclosure is an extract of the audited interim condensed Balance Sheet as at September 30, 2017 and March 31, 2017 prepared in compliance with the Indian Accounting Standards (Ind-AS).

8. Segment reporting (Standalone-Audited)

(in crore)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2017	2017	2016	2017	2016	2017
Revenue by business segment
Financial services (FS)	4,000	3,897	3,998	7,897	7,871	15,735
Manufacturing (MFG)	1,612	1,556	1,506	3,168	2,978	6,086
Energy & utilities, communication and services (ECS)	3,782	3,654	3,510	7,437	6,851	13,999
Retail, consumer packaged goods and logistics (RCL)	2,543	2,501	2,598	5,044	5,181	10,280
Life sciences, healthcare and insurance (HILIFE)	1,903	1,862	1,736	3,765	3,364	7,065
Hi-Tech	1,198	1,155	1,275	2,352	2,545	4,901
All Other Segments	318	346	377	663	630	1,223
Total	15,356	14,971	15,000	30,326	29,420	59,289
Less: Inter-segment revenue	–	–	–	–	–	–
Net revenue from operations	15,356	14,971	15,000	30,326	29,420	59,289
Segment profit before tax and depreciation:
Financial Services (FS)	1,073	1,070	1,064	2,143	2,090	4,291
Manufacturing (MFG)	432	414	449	845	859	1,770
Energy & utilities, communication and services (ECS)	1,106	1,101	1,114	2,208	2,136	4,355
Retail, consumer packaged goods and logistics (RCL)	795	768	816	1,563	1,586	3,159
Life sciences, healthcare and insurance (HILIFE)	570	569	500	1,140	951	2,089
Hi-Tech	331	296	365	627	706	1,354
All other segments	73	119	81	191	80	199
Total	4,380	4,337	4,389	8,717	8,408	17,217
Less: Other unallocable expenditure	349	344	340	693	662	1,341
Add: Unallocable other income	849	723	763	1,573	1,525	3,062
Profit before tax	4,880	4,716	4,812	9,597	9,271	18,938

Notes on segment information:

Business segments

Based on the "management approach" as defined in Ind-AS 108 - Operating Segments, the Chief Operating Decision Marker evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments

Segmental capital employed

Assets and liabilities used in the Company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

By order of the Board for Infosys Limited
Bengaluru, India October 24, 2017	U. B. Pravin Rao Interim-Chief Executive Officer and Managing Director

Certain statements in these releases concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time-frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring Companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2017. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of these results is October 24, 2017, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.